FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Press release dated August 23, 2004, titled, “Telecom Argentina Updates Participation in its APE Solicitation”.

FOR IMMEDIATE RELEASE

Market Cap: Pesos 5.2 billion

August 23, 2004

Contacts:

Pablo Caride	Marlene Wechselblatt
Pedro Insussarry	Golin/Harris International
Telecom Argentina	(212) 373-6037
(54-11) 4968-3627/3743

TELECOM ARGENTINA UPDATES PARTICIPATION IN

ITS APE SOLICITATION

Buenos Aires, August 23, 2004 – Telecom Argentina S.A. (BASE: TECO2, NYSE: TEO) (“Telecom Argentina”) announced today that it has achieved 94.4% participation in its Acuerdo Preventivo Extrajudicial, (“APE”) solicitation process. Telecom Argentina continues to work with its creditors who have submitted documentation during the solicitation period in order to correct technical issues with respect to certain submissions. The participation percentage is calculated in accordance with the requirements of the APE.

Based on the participation as of August 20, 2004 and applying the principal face amount adjustment factor of 1.058 to the principal amount of the debt participating in the APE, approximately US$727.5 million selected Option A, approximately US$1,683.5 million selected Option B and approximately US$69.1 million selected Option C. The U.S. dollar equivalent amounts are determined based on foreign exchange rates on the FX Reference Date of August 4, 2004, as announced by Telecom Argentina in its press release dated August 5, 2004.

In accordance with the terms of the debt restructuring, 37.5% of the debt selecting Option B, or approximately US$631.3 million will be allocated from Option B to Option C on a pro rata basis. The purchase price for Option C will be 850 per 1,058 of principal amount of outstanding debt and related principal face amount adjustment.

The following table summarizes the debt that will be allocated to participating holders under each option.

(US$ in millions)	Option A	Option B	Option C
Principal amount of notes selecting option	568.3	904.2	48.8
Principal amount of loans selecting option	119.3	687.0	16.5
Principal amount of total debt selecting option	687.6	1,591.3	65.3
Principal face amount adjustment factor	1.058	1.058	1.058
Principal amount of debt plus principal face amount adjustment selecting option	727.5	1,683.5	69.1
Factor to allocate debt from Option B to Option C		37.5%
Allocation of debt from Option B to Option C		(631.3)	631.3
Principal amount of debt plus principal face amount adjustment allocated participating holders under option	727.5	1,052.2	700.4
Cash to purchase debt in Option C			562.7
Principal face amount of new debt to be issued to participating holders	727.5	994.5

New debt issued to participating holders in Option A will be denominated in euros, yen, U.S. dollars and pesos as designated by the holder. All new debt issued to participating holders in Option B will be denominated in U.S. dollars. Cash in Option C will be paid in U.S. dollars.

The information presented above relates only to the debt to be issued to participating creditors. Non-participating holders represent the equivalent of US$139,5 million of principal amount of debt in Telecom Argentina, converted to U.S. Dollars based on the foreign exchange rates on the FX Reference Date. Telecom Argentina expects to sign the APE agreement with creditors in the near term.

The debt amounts are for Telecom Argentina on an unconsolidated basis and do not include the debt for Telecom Personal S.A., Telecom Argentina’s mobile communications subsidiary, and Nucleo S.A., Telecom Personal’s 67.5% owned Paraguayan mobile communications subsidiary.

The APE solicitation period expired on August 6, 2004 outside Italy and on July 30, 2004 in Italy. This press release does not constitute an offer to sell or the solicitation of an offer to buy the notes in Italy, the United States or any other jurisdiction in which such offer, solicitation or issuance would be unlawful, absent registration or qualification under the securities laws of any such jurisdiction.

The terms of Telecom Argentina’s debt restructuring proposal are contained in Telecom Argentina’s Solicitation Statement dated June 22, 2004, as amended on July 9, 2004. A copy of the APE Solicitation Statement dated July 9, 2004 can be obtained from Telecom Argentina. In addition, a copy of the APE Solicitation Statement is available in Luxembourg at the offices of BNP Paribas Securities Services, Luxembourg Branch, 23 Avenue de la Port Neuve, L 2085, Luxembourg.

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Notes issued outside the United States to non-U.S. persons will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration under Regulation S of the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

The solicitation was conducted within the United States pursuant to a registration statement containing a prospectus, as amended, containing detailed information about Telecom Argentina and its management, as well as its financial statements and a description of the notes to be issued by Telecom Argentina. The registration statement has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”). The solicitation period for U.S. holders has expired.

For additional information please contact:

Telecom Argentina S.A.

Pedro Insussarry

Moira Colombo

Gastón Urbina

(54-11) 4968-3743

(54-11) 4968-3627

(54-11) 4968-3628

Morgan Stanley & Co. Incorporated	MBA Banco de Inversiones S.A.
Carlos Medina	Diego Steverlynck
(1-212) 761-6520	(54-11) 4319-5865

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Telecom Argentina is a company incorporated under the laws of Argentina with its registered office at Alicia Moreau de Justo 50, Piso 10, C1107AAB, Buenos Aires, Argentina. Telecom Argentina is one of Argentina’s largest telecommunications operators. It provides local and long-distance telephony, mobile communications (through its subsidiary Telecom Personal), data and Internet access services in Argentina. It also operates a mobile license in Paraguay through one of its subsidiaries. Telecom Argentina common stock is listed on the Buenos Aires Stock Exchange under the ticker “TECO2” and Telecom Argentina ADSs are listed on the New York Stock Exchange under the ticker “TEO”.

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Disclaimer: This document may contain statements that could constitute forward-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect Telecom Argentina’s expected results. The risks and uncertainties include, but are not limited to, the risks and uncertainties disclosed under the caption “Risk Factors” in the registration statement on Form F-1 (File No. 333-111790) in Amendment No. 2 to the registration statement (filed with the SEC on June 21, 2004), and in any additional amendments to such registration statement. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as of the date of this document. Telecom Argentina undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in Telecom Argentina’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult Telecom Argentina’s registration statement on Form F-1 as well as periodic filings made on Form 6-K, which are filed with or furnished to the SEC.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 25, 2004	By:	/s/ Alberto Yamandú Messano
	Name:	Alberto Yamandú Messano
	Title:	Director